wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

[redacted]

18 May 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Wolfson Microelectronics plc Registered in Scotland No. 89839

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 April 2009 and 15 May 2009 (inclusive)

   - Notification in relation to voting rights and capital
   - Q1 results announcement
   - Block listing six monthly return

2. Documents filed with Registrar of Companies for Scotland

   None during the period

3. Documents submitted to the Financial Services Authority

   None during the period

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Blocklisting Interim Review
Released	14:25 17-Apr-09
Number	7686Q14

RNS Number : 7686Q
Wolfson Microelectronics PLC
17 April 2009

BLOCK LISTING SIX MONTHLY RETURN

Date: 17 April 2009

Name of *applicant*:		Wolfson Microelectronics plc		
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B		
Period of return:	From:	17 October 2008	To:	16 April 2009
Balance of unallotted securities under scheme (s) from previous return:		5,336,399		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 5,000 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: Nil 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil		

	2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: Nil **Total: 5,000**
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,331,399

Name of contact:	Jill Goldsmith
Telephone number of contact:	0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRZGGMDFNDGLZM

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	1st Quarter Results
Released	07:00 29-Apr-09
Number	3281R07

RNS Number : 3281R
Wolfson Microelectronics PLC
29 April 2009

29 April 2009

WOLFSON MICROELECTRONICS plc
Results for the quarter ended 5th April 2009

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the first quarter ended 5 April 2009.

Key financials for the first quarter 2009:

- Revenue down 46% to $25.2m (Q1 2008: $46.4m)
- Gross margin in line with guidance at 50.2% (Q1 2008: 52.0%) (Q4 2008: 49.5%)
- Operating loss of $5.2m (Q1 2008: $2.4m profit)
- Adjusted operating loss* of $3.9m (Q1 2008: $3.7m profit)
- Diluted loss per share of 2.94 cents (Q1 2008: 1.86 cents earnings)
- Adjusted fully diluted loss per share** of 2.16 cents (Q1 2008: 2.62 cents earnings)
- Reduction in working capital of $7.3m (Q1 2008: $10m increase)
- Net cash inflow from operating activities of $6.0m (Q1 2008: $4.8m outflow)
- Cash increased to $97.8m at 5 April 2009 from $92.2m at 28 December 2008, with no debt

First quarter operational highlights:

- Mobile handset revenue up 25% to $11.9m (Q1 2008: $9.5m), accounting for 47% of total revenue
- Revenue from flat panel TV up 56% to $2.8m (Q1 2008: $1.8m), representing the second largest application segment in the quarter at 11% of revenue
- New product development on track against milestones
- Design win momentum maintained across multiple market segments

Outlook

- Market visibility continues to be poor
- Q2 2009 backlog currently $25m, of which $10.9m has already been shipped and invoiced
- Q2 2009 gross margin expected to remain around 50%
- Continuing focus on product development execution while closely managing costs and cash

**Adjusted operating loss/profit excludes the impact of acquired intangible asset amortisation*
*** Adjusted fully diluted loss/earnings per share represents the loss/profit after tax, adding back amortisation of acquired intangible assets net of the estimated tax impact of such cost, divided by the number of diluted shares in issue.*

Commenting on the results Mike Hickey, Chief Executive Officer, said: "As anticipated, trading in the first quarter of 2009 was very challenging when compared to the same period last year, as our customers in the consumer electronics industry continue to be affected by the difficult economic environment.

While disappointing, the fall in revenue in the first three months of this year was in line with our expectations and our management of operating cost mitigated the resultant loss in the period, ensuring further good cash generation.

More positively, we have continued our strong growth in the multimedia and smartphone market and are on track with the execution of our 2009 plan, bringing a record number of new products in development to the initial sampling stage. With our backlog up 25% on same time last quarter, new products progressing to plan, continuing tight cost control, healthy cash generation and a strong financial position, we remain well placed to return to sustainable profitability and growth when the market recovers."

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Mike Hickey, CEO and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 1100 BST. UK Dial-in +44 (0)20 3023 4494; US Dial-in +1 866 966 5335.
The conference call can also be heard LIVE from 1100 BST via http://www.wolfsonmicro.com/investor or www.streetevents.com
Replay of conference call available from 1200 BST: on +44 (0)20 8196 1998 or +1 866 583 1035 Access Pin 606587#.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Overview

Wolfson announces Q1 2009 results in line with market expectations. Product development is on track with key milestones being achieved while costs continue to be closely managed. Wolfson is executing on its plan to create a strong portfolio to maximise opportunities when market conditions recover.

Consistent with the adverse conditions in the consumer electronics market, first quarter revenue decreased by 46% to $25.2m (Q1 2008: $46.4m). However, Wolfson has continued to achieve good growth in the mobile handset segment, which represented 47% of Q1 2009 revenue. Good growth was also seen in the flat panel TV segment, with revenue up 56% on Q1 2008.

The Asian market (including Japan) accounted for over 70% of Group revenue in Q1 2009 with Korea, which represents two of Wolfson's top three customers, holding up particularly well. The Company has maintained design win momentum across multiple market segments with wins across tier one customers.

Gross margin at 50.2% was slightly higher than the level reported in Q4 2008 (49.5%), but was 180 basis points lower than Q1 2008 due to the tougher trading environment and continuing pricing pressure.

Wolfson has continued its focus on overhead cost management. Total overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $16.3m, compared to $19.6m in Q1 2008 and $17.7m in Q4 2008, a decrease of 17% and 8% respectively. This has been achieved whilst maintaining our investment in new product development.

Net cash inflow from operating activities was $6.0m (Q1 2008: $4.8m outflow), resulting in the net cash balance at 5 April 2009 increasing to $97.8m (Q1 2008: $81.2m).

The Company's financial performance is summarised below.

	Q1 2009		Q1 2008		Q4 2008	
	$m	% revs	$m	% revs	$m	% revs
Revenue	25.2		46.4		37.4	
Gross profit	12.7	50%	24.1	52%	18.5	49.5%
Overheads						
Research & development	(8.4)	33%	(9.8)	21%	(9.0)	24%
Distribution & selling	(4.8)	18%	(6.4)	14%	(5.3)	14%
Administration	(3.1)	13%	(3.4)	7%	(3.4)	9%
Share based compensation	(0.3)	1%	(0.8)	2%	(0.7)	2%
Adjusted operating (loss)/ profit	**(3.9)**	**(15)%**	**3.7**	**8%**	**0.1**	**0%**
Amortisation charges	(1.3)	5%	(1.3)	3%	(1.2)	3%
Operating (loss)/profit	**(5.2)**	**(20)%**	**2.4**	**5%**	**(1.1)**	**(3)%**
Net interest income	0.5	2%	0.7	2%	0.6	2%
(Loss)/profit before tax	**(4.7)**	**(18)%**	**3.1**	**7%**	**(0.5)**	**(1)%**
Income tax	1.3		(0.9)		0.3	

(Loss)/profit after tax	**(3.4)**	**(13)%**	**2.2**	**5%**	**(0.2)**	**(1%)**
Diluted (loss)/earnings per share (IFRS basis) (cents)	(2.9)		1.9		(2.4)	
Adjusted diluted (loss)/earnings per share (cents)	(2.2)		2.6		0.6	
Average £/$ exchange rate	1.56		1.96		1.65	

Operational review

Sales into multimedia and smartphone handsets continued to grow, by 25% compared to Q1 2008, and accounted for 47% of Group revenue in the quarter. The Company continued to benefit from its market position in this segment, particularly with the leading Korean handset vendors. Unlike other handset segments, the multimedia and smartphone market has continued to grow, enabling Wolfson to rapidly increase its handset revenues.

Sales into flat panel TVs, which represented 11% of Group revenue in the quarter, also performed strongly, growing 56% compared to Q1 2008 reflecting recent design wins with a tier one manufacturer.

Sales into all other segments, notably the gaming console and PND markets, are more reflective of the current adverse market conditions.

We continue to make steady progress with the Wolfson AudioPlus™ strategy. Product development is on track, with a record number of products moving into the initial sample stage during the quarter, demonstrating Wolfson's renewed focus on the effective execution of new product development. As we improve the efficiency and predictability of our New Product Introduction (NPI) process we anticipate 30% more new products getting to market in the first 6 months of 2009 compared to the same period in 2008. These 2009 new products cover a broad range of applications including Digital Still Cameras (DSC), Gaming, PND, High Performance Audio (HPA) and mobile phones.

We also expect our first revenues from our True Mic silicon microphones and increasing revenue from our Smart Power products in 2009. Wolfson's Enhanced Soundware product line, which includes Wolfson's unique Ambient Noise Cancellation (ANC) technology, primarily for mobile phones, headphones and headsets, is also progressing well and sampling is taking place at many tier one manufacturers. Material benefits from this product line are expected to emerge during 2010.

Financial review

Income statement

Revenue in Q1 2009 was $25.2m, reflecting the downturn in the global consumer electronics markets that began in the second half of 2008.

Gross profit was $12.7m compared to $24.1m in Q1 2008. Gross margin was 50.2%, marginally up on Q4 2008 but down from the 52.0% reported in Q1 2008, reflecting the tougher pricing environment. Research and development expenditure, excluding amortisation and share-based compensation charges, was $8.4m, lower both sequentially (Q4 2008 $9.0m) and year on year (Q1 2008 $9.8m) as a result of the cost saving initiatives and the exchange rate benefit from the fall in the value of sterling.

Distribution and selling expenses, excluding share-based compensation charges, were $4.8m, down 9% on Q4 2008 ($5.3m) and 25% on Q1 2008 ($6.4m), reflecting the lower trading activity in the quarter, the cost saving initiatives and the exchange rate benefit. Administration expenses, excluding amortisation and share-based compensation charges, fell by 9% from both Q4 2008 and Q1 2008, due to the cost saving initiatives and the exchange rate benefit.

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $0.3m in the quarter, which compared favourably to the charges incurred in Q4 2008 ($0.7m) and in Q1 2008 ($0.8m). This reduction was mainly due to the reversal of prior period charges on lapsed awards. For the remainder of 2009, the quarterly charge for share based compensation is expected to increase to around $1.2m as a result of awards made in late Q1 2009.

The US dollar to sterling rate for the quarter was $1.56/£1 compared to $1.65/£1 for Q4 2008 and $1.96/£1 for Q1 2008, and was a positive factor contributing to the improved overheads. It is estimated that every 1 cent fall in the US dollar / sterling exchange rate has the effect of increasing the Group's operating profit by approximately $275,000 on an annualised basis.

The sharp decline in revenues resulted in an adjusted operating loss of $3.9m, which compares with adjusted operating profits of $3.7m in Q1 2008 and $0.1m in Q4 2008.

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $1.3m in Q1 2009, the same as in Q1 2008 and Q4 2008, and the quarterly charge will remain at around this level throughout 2009.

Net financing income was $0.5m in the quarter compared with $0.7m in Q1 2008. Non-cash finance expense of $0.4m (Q1 2008: $0.5m) related to the net interest expense on the Group's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. Reduced interest income primarily reflected the lower US dollar interest rates on deposits.

The effective rate of tax for Q1 2009 was 28%, (Q1 2008: 28% and Q4 2008: 29%) with benefits from additional allowances on research and development expenditure being offset by the partial non-deductibility of share-based compensation charges on awards below the issue price. This 28% rate is expected to continue in 2009.

Cashflow and Balance Sheet

Summarised Consolidated Cash Flow

	Q1 2009	**Q1 2008**

	$m	$m
(Loss)/profit before tax	**(4.7)**	**3.1**
Depreciation & amortisation	3.5	3.6
Net Finance income	(0.5)	(0.7)
(Loss)/earnings before interest, tax, depreciation and amortisation	**(1.7)**	**6.0**
Share based compensation charge	0.3	0.8
Change in working capital	7.3	(10.0)
Income taxes received/(paid)	0.1	(1.6)
Net cash flow from operating activities	**6.0**	**(4.8)**
Capital expenditure	(1.1)	(3.0)
Free cash flow	**4.9**	**(7.8)**
Milestone/acquisitions	-	(1.2)
Interest received	0.9	0.6
Foreign exchange losses	(0.2)	-
Net cash inflow / (outflow)	**5.6**	**(8.4)**
Opening cash balances	92.2	89.6
Closing cash balances	**97.8**	**81.2**

Cash and short-term deposits increased to $97.8m at 5 April 2009 compared to $92.2m at 28 December 2008 and $81.2m at 30 March 2008.

Net cash inflow from operating activities was $6.0m in Q1 2009 compared to an outflow of $4.8m in Q1 2008, an improvement of $10.8m. This inflow primarily reflects the release of working capital on the reduced level of trading activity.

Inventory days based on Q1 2009 sales were 138 at 5 April 2009, which compared to 113 days at 30 March 2008 and 91 days at 28 December 2008. Absolute inventory levels were broadly flat on the closing 2008 levels. It is expected that inventory days will fall to an average of 80 - 90 days as we move through the year. Trade receivables of 43 days sales at 5 April 2009 compares to 45 days at 30 March 2008 and 50 days at 28 December 2008. Trade payables of 43 days purchases at 5 April 2009 compares to 54 days at 30 March 2008 and 29 days at 28 December 2008. It is expected that days purchases will be between 40 and 50 days as we move through the year.

Cash outflow on capital expenditure in the quarter amounted to $1.1m compared to $3.0m for the same period in 2008, and represented spend on plant and machinery primarily in connection with our True Mics project, together with investment in computer hardware and software including spend on licences for evaluation and design purposes.

Outlook

Market visibility continues to be poor. The backlog for the second quarter is currently $25m, compared with $20m at a comparable stage in Q1 2009. Gross margin in Q2 2009 is expected to remain around 50%, challenged by continuing pricing pressure. The Company is maintaining its cash position and will continue to manage the business closely to achieve this objective.

Cash conservation, whilst accelerating the delivery of new products, remains the key theme for 2009. In the medium term, Wolfson's new offerings in Smart Power, Enhanced Soundware and True Mics are anticipated to become additive across its target markets. As a result of this, coupled with innovative new product developments in Pure Sound and the maintenance of tight operational cost control, Wolfson expects to strengthen its position, both competitively and financially, enabling it to thrive when market conditions improve.

Condensed consolidated income statement ***For the period from 29 December 2008 to 5 April 2009***				Q4 2008 13 week period from 29 September 2008 to 28 December 2008		
	Notes	**Q1 2009** **14 week period from 29 December 2008 to 5 April 2009** **(Unaudited)** **$'000**	Q1 2008 13 week period from 31 December 2007 to 30 March 2008 (Unaudited) $'000	Before exceptional charge (Unaudited) $'000	Exceptional charge (Unaudited) $'000	Total (Unaudited) $'000
Revenue		**25,219**	46,382	37,442	-	37,442
Cost of sales		**(12,557)**	(22,286)	(18,898)	(3,500)	(22,398)
Gross profit		**12,662**	24,096	18,544	(3,500)	15,044
Distribution and selling costs		**(5,001)**	(6,684)	(5,526)	-	(5,526)
Research and development expenses		**(9,915)**	(11,451)	(10,521)	-	(10,521)
Administrative expenses		**(2,964)**	(3,523)	(3,592)	-	(3,592)
Operating (loss) / profit		**(5,218)**	2,438	(1,095)	(3,500)	(4,595)
Financial income		**891**	1,164	930	-	930
Financial expense		**(403)**	(516)	(331)	-	(331)
Net financing income		**488**	648	599	-	599
(Loss) / profit before tax		**(4,730)**	3,086	(496)	(3,500)	(3,996)

Income tax	2	1,337	(872)	253	918	1,171
(Loss) / profit for the period		(3,393)	2,214	(243)	(2,582)	(2,825)
Basic (loss) / earnings per share (cents)	3	(2.95)	1.87			(2.44)
Diluted (loss) / earnings per share (cents)	3	(2.94)	1.86			(2.44)

Condensed consolidated statement of recognised income and expense
For the period from 29 December 2008 to 5 April 2009

	Q1 2009	Q1 2008	Q4 2008
	14 week period from 29 December 2008 to 5 April 2009	13 week period from 31 December 2007 to 30 March 2008	13 week period from 29 September 2008 to 28 December 2008
	(Unaudited)	(Unaudited)	(Unaudited)
	$'000	$'000	$'000
Actuarial gain on net defined benefit obligations	-	-	276
Deferred tax on net defined benefit obligations recognised in equity	-	-	(78)
Foreign currency translation differences for foreign operations	-	-	(18)
Effective portion of changes in fair value of cash flow hedges	**557**	-	(1,051)
Net income / (expense) recognised directly in equity	**557**	-	(871)
(Loss) / profit for the period	**(3,393)**	2,214	(2,825)
Total recognised income and expense for the period	**(2,836)**	2,214	(3,696)

Condensed consolidated balance sheet

As at 5 April 2009		As at 5 April 2009	As at 30 March 2008	As at 28 December 2008
			(Restated)	
		(Unaudited)	(Unaudited)	(Audited)*
	Note	$'000	$'000	$'000
Assets				
Property, plant and equipment		**33,045**	37,336	34,401
Intangible assets		**39,408**	44,488	40,651
Total non-current assets		**72,453**	81,824	75,052
Inventories		**19,372**	28,736	18,989
Trade and other receivables		**14,735**	31,099	21,222
Short-term deposits		**92,417**	73,844	79,607
Cash and cash equivalents		**5,356**	7,323	12,586
Total current assets		**131,880**	141,002	132,404
Total assets		**204,333**	222,826	207,456
Equity				
Issued capital		**192**	198	192
Share premium account		**58,803**	58,788	58,801
Capital redemption reserve		**503**	497	503
Hedging reserve		**(494)**	-	(1,051)
Retained earnings		**114,933**	116,772	117,885

	Note			
Total equity attributable to equity holders of the parent	*4*	**173,937**	176,255	176,330
Liabilities				
Employee benefits		**1,397**	4,008	1,347
Deferred tax liabilities		**4,532**	5,945	5,345
Trade and other payables		**6,337**	4,129	6,244
Total non-current liabilities		**12,266**	14,082	12,936
Income tax payable		**287**	3,285	896
Trade and other payables, including derivatives		**17,843**	29,204	17,294
Total current liabilities		**18,130**	32,489	18,190
Total liabilities		**30,396**	46,571	31,126
Total equity and liabilities		**204,333**	222,826	207,456

* The financial position at 28 December 2008 has been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors.

Condensed consolidated statement of cash flows *For the period from 29 December 2008 to 5 April 2009*	**Q1 2009** **14 week period from 29 December 2008 to 5 April 2009** **(Unaudited)** **$'000**	Q1 2008 13 week period from 31 December 2007 to 30 March 2008 (Unaudited) $'000	Q4 2008 13 week period from 29 September 2008 to 28 December 2008 (Unaudited) $'000
Cash flows from operating activities			
(Loss) / profit for the period	**(3,393)**	2,214	(2,825)
Adjustments for:			
Depreciation and amortisation	**3,473**	3,573	3,518
Foreign exchange losses / (gains)	**180**	(207)	(758)
Net financing income	**(488)**	(648)	(599)
Equity-settled share-based payment expenses	**308**	848	712
Income tax expense	**(1,337)**	872	(1,171)
	(1,257)	6,652	(1,123)
(Increase) / decrease in inventories	**(383)**	(3,188)	8,439
Decrease in trade and other receivables	**6,267**	3,694	11,953
Increase / (decrease) in trade and other payables	**1,262**	(10,484)	(10,085)
Increase / (decrease) in employee benefits	**21**	12	(2,529)
Cash generated from / (used in) the operations	**5,910**	(3,314)	6,655
Income taxes paid	**66**	(1,574)	(294)
Net cash inflow / (outflow) from operating activities	**5,976**	(4,888)	6,361
Cash flows from investing activities			
Interest received	**889**	623	1,008
Acquisition of property, plant and equipment and intangible assets	**(1,079)**	(2,973)	(571)
Deferred consideration paid for acquisition of subsidiary in 2007	**-**	(1,233)	(1,120)
Amounts placed on short-term deposits	**(12,810)**	(422)	(5,975)
Net cash outflow from investing activities	**(13,000)**	(4,005)	(6,658)
Cash flows from financing activities			
Proceeds from the issue of share capital	**2**	14	-
Purchase and cancellation of own shares	**-**	-	(2,092)
Interest paid	**(22)**	(30)	(10)
Net cash outflow from financing activities	**(20)**	(16)	(2,102)
Net decrease in cash and cash equivalents	**(7,044)**	(8,909)	(2,399)
Cash and cash equivalents at start of period	**12,586**	16,183	15,157
Effect of exchange rate fluctuations on cash held	**(186)**	49	(172)
Cash and cash equivalents at end of period	**5,356**	7,323	12,586
Cash and cash equivalents at end of period	**5,356**	7,323	12,586

Short-term deposits at end of period	**92,417**	73,844	79,607
Total cash and short-term deposits at end of period	**97,773**	81,167	92,193

Notes to the quarter one 2009 financial information

1. Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the period from 29 December 2008 to 5 April 2009. The financial year 2009 will be a 53-week period and therefore in 2009 the Group operates a fourteen week quarter for the first quarter and then the following three quarters comprise thirteen week quarters with four weeks in the first two months and five weeks in the final month of each quarter. The comparable first quarter in 2008 was a thirteen week period.

The financial information is prepared on the historical cost basis and is presented in US Dollars, rounded to the nearest thousand.

The financial information set out above does not constitute the Company's statutory accounts. Statutory accounts for the 52-week period ended 28 December 2008, which were prepared under International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The financial information for the Group for quarter 1 in 2009 and previous quarters, as shown, has been prepared in accordance with the accounting policies as set out in Note 1 to the consolidated financial statements in the Annual Report and Accounts for the 52-week period ended 28 December 2008. There is no actuarial gain or loss recognised for the period ended 5 April 2009 as the Company has not updated the actuarial valuation of the defined benefit pension scheme, for accounting purposes, as at 5 April 2009.

Restatement of balance sheet comparatives
During 2008, the provisional fair values of deferred tax and income tax balances recognised on the acquisition, in 2007, of Sonaptic Limited were finalised, resulting in a reduction in goodwill of $523,000 and a corresponding increase in deferred tax assets ($396,000) and income taxes receivable ($127,000).

A copy of this press release is available on the Company's website at www.wolfsonmicro.com .

2. Income tax

The income tax for the period ended 5 April 2009 reflects the estimated total effective tax rate for the Group of approximately 28% for the 53-week period ending 3 January 2010, reflecting the UK corporation tax rate applicable for that period.

3. Earnings per share

	Q1 2009 Period from 29 December 2008 to 5 April 2009 $000	Q1 2008 Period from 31 December 2007 to 30 March 2008 $000	Q4 2008 Period from 29 September 2008 to 28 December 2008 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(3,393)**	2,214	(2,825)
Exceptional charges after tax*	**-**	-	2,582
Amortisation of acquired intangible assets*	**903**	903	923
Adjusted (loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(2,490)**	3,117	680

	cents	cents	cents
Basic (loss) / earnings per share	**(2.95)**	1.87	(2.44)
Diluted (loss) / earnings per share	**(2.94)**	1.86	(2.44)
Adjusted basic (loss) / earnings per share	**(2.16)**	2.64	0.59
Adjusted diluted (loss) / earnings per share	**(2.16)**	2.62	0.59

*** After the estimated tax impact of this charge**

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

3. Earnings per share ***(continued)***

	Q1 2009 Period from 29 December 2008 to 5 April 2009 No. of shares	Q1 2008 Period from 31 December 2007 to 30 March 2008 No. of shares	Q4 2008 Period from 29 September 2008 to 28 December 2008 No. of shares
Issued ordinary shares at start of period	**115,120,980**	118,276,980	116,420,980
Effect of shares issued during the period from exercise of employee share options	**255**	5,934	-
Effect of shares cancelled during the period following purchase by Company of own shares	-	-	(845,978)
Weighted average number of ordinary shares at end of period - for basic earnings per share	**115,121,235**	118,282,914	115,575,002
Effect of share options in issue	**303,871**	569,047	269,975
Weighted average number of ordinary shares at end of period - for diluted earnings per share	**115,425,106**	118,851,961	115,844,977

4. Reconciliation of movement in capital and reserves

	Share capital $000	**Share premium $000**	**Capital redemption reserve $000**	**Hedging reserve $000**	**Retained earnings $000**	**Total equity $000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Total recognised income and expense	-	-	-	557	(3,393)	(2,836)
Equity settled transactions, including deferred tax effect	-	-	-	-	441	441
Share options exercised by employees	-	2	-	-	-	2

Balance at 5 April 2009	**192**	**58,803**	**503**	**(494)**	**114,933**	**173,937**

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	11:04 30-Apr-09
Number	4691R11

RNS Number : 4691R
Wolfson Microelectronics PLC
30 April 2009

Edinburgh, 30 April 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,125,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,125,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

18 May 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 April 2009 and 15 May 2009 (inclusive)

- Notification in relation to voting rights and capital
- Q1 results announcement
- Block listing six monthly return

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

None during the period